Exhibit 12

                          Fleming Companies, Inc.
             Computation of Ratio of Earnings to Fixed Charges

                                                     28 Weeks Ended
                                                 July 8,         July 10,
(In thousands of dollars)                         2000             1999
Earnings:
 Pretax loss                                    $(65,199)        $(31,159)
 Fixed charges, net                              105,805          105,374

      Total earnings                            $ 40,606         $ 74,215

Fixed charges:
 Interest expense                               $ 91,548         $ 90,253
 Portion of rental charges
   deemed to be interest                          13,981           14,876
 Capitalized interest                                185              178

      Total fixed charges                       $105,714         $105,307

Deficiency                                      $ 65,108         $ 31,092

Ratio of earnings
  to fixed charges                                   .38              .70

"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

The pro forma ratio of earnings to fixed charges is omitted, as it is not applicable.

Under the company's long-term debt agreements, "earnings" and "fixed charges" are defined differently and amounts and ratios differ accordingly.